The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, M5K 1A2

December 4, 2025
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:

Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the

Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the

Securities Exchange Act of 1934
Ladies and Gentlemen:
Pursuant

to

Section 219

of

the

Iran

Threat

Reduction

and

Syria

Human

Rights

Act

of

2012

and
Section 13(r) of

the U.S.

Securities Exchange

Act of

1934, as

amended, notice

is hereby

provided
that

The

Toronto-Dominion

Bank

has

made

disclosure

pursuant to

those

provisions

in

its Annual
Report on Form 40-F for the year

ended October 31, 2025, which

was filed with the U.S.

Securities
and Exchange Commission on December 4, 2025.
Sincerely,
The Toronto

-Dominion Bank
/s/ Kelvin Tran
Kelvin Tran
Group Head and Chief Financial Officer